 Exhibit (h)(7)(i)

AMENDMENT TO PARTICIPATION AGREEMENT
Regarding

RULE 498A
And CORPORATION DISCLOSURE
DOCUMENTS

Protective Life Insurance Company (the “Company”), Calvert Variable Products, Inc. and Calvert Variable Series, Inc. (collectively, the “Corporations”), each a Maryland corporation, on its behalf and on behalf of each separate investment series thereof, whether existing as of the date above or established subsequent thereto, (each, a "Portfolio" and collectively, the "Portfolios") and Eaton Vance Distributors, Inc. (the “Distributor”) entered into a certain participation agreement dated November 9, 2020 (the “Participation Agreement”). This Amendment (the “Amendment”) to the Participation Agreement is entered into as of March 22, 2022, by and among the Company, on its own behalf and on behalf of each separate account of the Company as set forth in the Participation Agreement, as may be amended from time to time (individually and collectively the “Separate Accounts”), each Corporation and the Distributor (collectively, the “Parties”).

RECITALS
WHEREAS, pursuant to the Participation Agreement among the Parties, the Company invests in shares of a “Portfolio as a funding vehicle for the Accounts that issue variable annuity and/or life insurance contracts (the “Variable Contracts”) to persons that are registered owners of such Variable Contracts on the books and records of the Company (the “Contract Owners”);

WHEREAS, the Accounts are registered as unit investment trusts under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, Section 5(b)(2) of the Securities Act of 1933, as amended (the “1933 Act”) may require that a Statutory Prospectus (as defined in Rule 498A under the 1933 Act; “Rule 498A”) for a Portfolio be delivered to Contract Owners under certain circumstances;

WHEREAS, the Parties intend to meet any such Portfolio Statutory Prospectus delivery requirement by relying on (and complying with the requirements, terms and conditions of) paragraph (j) of Rule 498A for “on-line” delivery;

WHEREAS, paragraph (j) of Rule 498A requires, inter alia, that certain Corporation Documents (defined below) be posted and maintained on a website specified on the cover page of the Summary Prospectus for the Variable Contracts, and the Company intends to host said website; and

WHEREAS, the Company cannot host such website in compliance with Rule 498A unless each Corporation prepares and provides the Corporation Documents that are specified in the Rule;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, the Company, each Corporation, and the Distributor hereby agree to supplement and amend the Participation Agreement as follows:

that paragraph, provided that each Corporation or the Distributor fulfill their obligations under this Amendment.

  Use of Summary Prospectuses.
    The Company shall ensure that an Initial Summary Prospectus is used for each currently offered Variable Contract described under the related registration statement, in accordance with paragraph (j)(1)(i) of Rule 498A.
    Each Corporation or the Distributor shall ensure that a summary prospectus is used for a Portfolio to facilitate the Company’s compliance with paragraph (j)(1)(ii) of Rule 498A.
  Website Hosting Fee (Expense Allocation). The Company shall bear the costs of posting, maintaining, and managing the Corporation Documents on the website hosted by the Company.

  Content of Corporation Documents. Each Corporation or the Distributor shall be responsible for the content and substance of the Corporation Documents as provided to the Company, including, but not limited to, the accuracy and completeness of the Corporation Documents. Without limiting the generality of the foregoing in any manner, each Corporation and the Distributor shall be responsible for ensuring that the Corporation Documents as provided to the Company:
    Meet the applicable standards of the 1933 Act, the Securities Exchange Act of 1934, as amended; the 1940 Act; and all rules and regulations under those Acts; and

    Do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading.

  Provision of Corporation Documents for Paper Delivery. Each Corporation or the Distributor shall:

  (a).
  At their expense, as the Company may reasonably request from time to time, provide the Company with sufficient paper copies of the then current Corporation Documents, so that the Company may maintain a supply of such current paper documents sufficient in its reasonable judgment to meet anticipated requests from Contract Owners (see paragraphs (i)(1) and (j)(3) of Rule 498A). Such Company requests shall be fulfilled reasonably promptly.

  Construction of this Amendment; Participation Agreement.

  This Amendment shall be interpreted to be consistent with, and to facilitate compliance with and reliance on, Rule 498A (including paragraph (j) thereof) under the 1933 Act and any interpretations of that Rule by the Securities and Exchange Commission, its staff, courts, or other appropriate legal authorities.

  To the extent the terms of this Amendment conflict with the terms of the Participation Agreement, the terms of this Amendment shall control; otherwise, and except as otherwise specifically set forth in this Amendment, the terms of the Participation Agreement shall continue to apply, and shall apply to the duties, responsibilities, rights and obligations of the Parties under and pursuant to this Amendment. This Amendment is in addition to, and not instead of and does not replace, any other Amendments to the Participation Agreement.

  Termination. This Amendment shall terminate upon the earlier of:
    termination of the Participation Agreement; or

    60 days written notice from any Party to the other Parties.

  Counterparts and Delivery. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument. A signed copy of this Amendment delivered by facsimile or by emailing a copy in .pdf form shall be treated as an original and shall bind all Parties just as would the exchange of originally signed copies.

  Joint and Several Liability. The responsibilities, obligations, duties and liabilities of each Corporation and Distributor under this Amendment shall be joint and severa

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed as of the date first above written.

The Company:
PROTECTIVE LIFE INSURANCE COMPANY, on behalf of itself and each Separate Account

By: /s/Steve Cramer
Print Name: Steve Cramer
Title: Chief Product Officer – Retirement Division

A Corporation:
Calvert Variable Series, Inc.

By: /s/ James Kirchner
Print Name: James Kirchner
Title: Treasurer

A Corporation:
Calvert Variable Products, Inc.

By: /s/ James Kirchner
Print Name: James Kirchner
Title: Treasurer

The Distributor
Eaton Vance Distributors, Inc.

By: /s/ Brain Taranto
Print Name: Brian Taranto
Title: Chief Administrative Officer